UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        Quarter ended December 31, 2000


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


            114 West Magnolia Street, Suite 447, Bellingham, WA 98225
            ---------------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)



(Signature) By: /s/ Tim Metz
                ----------------------
                Timothy W. Metz
                President/CEO

                        PeakSoft Multinet Corp.

                       2001 First Quarter Report

                    Period Ending December 31, 2000

LETTER TO SHAREHOLDERS


The first quarter was pivotal for the Company. We closed the sale of Peak.com, Inc. to IncuLab, Inc during the quarter for US$3.9 million of IncuLab shares.

With this milestone accomplished, the management has focused on eliminating all debt of the Company. As a debt free fully reporting company on two exchanges, The CDNX and The OTC:BB, the Company is in a favourable position to move forward. We are actively seeking new opportunities for our technology and the Company. PeakJet 2000 is viewed as "a must have" for anyone browsing the Internet by the industry.

The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2001. We expect the revenue from software sales to remain level. In order to reduce the overall costs of maintaining its presence in the retail sales channel, we have entered into agreements with Real Networks, Inc; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.


Sincerely yours,

/s/ Tim Metz
--------------------------
Timothy W. Metz
President/CEO
February 28, 2001

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 2000 and 1999

--------------------------------------------------------------------------------
                                                         2000           1999
                                                           $              $
--------------------------------------------------------------------------------

Assets

           Current Assets:

           Cash                                            74,196        36,516
           Accounts receivable                              1,263        46,682
           Prepaids and deposits                           24,925        17,446
           ---------------------------------------------------------------------
                                                          100,384       100,644

           Capital assets                                  45,187        63,030
--------------------------------------------------------------------------------
                                                          145,571       163,674
================================================================================

Liabilities and Shareholders' Equity

           Current liabilities:

           Accounts payable and accrued liabilities       319,102       582,956
           Salaries Payable                               493,276
           Notes Payable                                3,210,815     1,950,857
           Interest payable                               422,071       139,932
           Current portion of obligations under
                capital leases                              2,943        13,505
           ---------------------------------------------------------------------
                                                        4,448,206     2,687,250

           Shareholders' Equity:

           Share capital                                9,019,030     8,955,445

           Accumulated deficit                         13,321,665    11,479,021
           ---------------------------------------------------------------------
                                                       (4,302,635)   (2,523,577)
--------------------------------------------------------------------------------
                                                          145,571       163,674
================================================================================

Consolidated Statement of Operations and Deficit (in Canadian Dollars) (Prepared by Management - Unaudited)
December 31, 2000 and 1999

--------------------------------------------------------------------------------
                                                         2000           1999
                                                           $              $
--------------------------------------------------------------------------------

Sales                                                      10,836        41,833

Cost of goods sold                                             85         1,922
--------------------------------------------------------------------------------
                                                           10,752        39,911

Operating Expenses:
          General and administration                      316,036       327,898
          Selling and marketing                                 -        38,303
          Research and development                            140        26,122
          Amortization                                      9,865         8,217
          ----------------------------------------------------------------------
                                                          326,042       400,541

--------------------------------------------------------------------------------
Earnings (loss) before the undernoted                    (315,290)     (360,629)


Interest on short-term notes                              (76,088)      (50,510)


Debt settlement with creditors                                  -        22,838


--------------------------------------------------------------------------------
Earnings (loss) from operations                          (391,378)     (388,301)

--------------------------------------------------------------------------------
Loss                                                      391,378       388,301


Accumulated deficit, beginning of period               12,930,287    11,090,720


--------------------------------------------------------------------------------
Accumulated deficit, end of period                     13,321,665    11,479,021
================================================================================


Loss per common share                                        0.10          0.10


Shares Outstanding                                      3,801,399     3,801,399

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 2000 and 1999

---------------------------------------------------------------------------
                                                       2000        1999
                                                         $           $
---------------------------------------------------------------------------

Cash provided by (used in):
Operations:
                 Net earnings (loss)                  (391,378)   (388,301)
                 Items not involving cash:
                      Amortization                       9,865       8,217


                 Change in non-cash
                 operating working capital              49,834    (149,883)
                 ----------------------------------------------------------

                                                      (331,679)   (529,967)
                 ----------------------------------------------------------

Financing:
                 Repayments of notes
                 payable                                     -      (6,535)
                 Increase (decrease) in
                 Obligation under capital
                 leases                                   (707)     (1,897)
                 Issuance of notes payable             294,450     518,920
                 Issuance of share capital                   -
                 ----------------------------------------------------------
                                                       293,743     510,488
                 ----------------------------------------------------------

---------------------------------------------------------------------------
Increase (decrease) in cash position                   (37,936)    (19,479)



Cash, beginning of period                              112,132      55,995


---------------------------------------------------------------------------
Cash, end of period                                     74,196      36,516
===========================================================================

Quarterly Review

The first quarter of fiscal year 2001 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $400,451 for the quarter ended December 31, 1999 to CDN $326,042 in the comparable quarter in 1999 mainly because of significant cost reductions in marketing as well as research and development. Loss from the quarter increased from CDN $388,301 for the quarter ended December 31, 1999 to CDN $391,378 in the comparable quarter in 2000. This was largely due to an increase in interest expense on outstanding promissory notes as well as a decrease in net sales.

General and administrative expenses decreased modestly from CDN $327,898 for the quarter ended December 31, 1999 to CDN $316,036 in the comparable period in 2000, a decrease of CDN $11,862. This decrease is mostly comprised of reduced sales costs

Selling and marketing expenses decreased from CDN $38,303 for the quarter ended December 31, 1999 to CDN $0 in the comparable period in 1999, a decline of CDN $38,303. This decrease was primarily due to management's continued expense reductions while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $26,122 for the quarter ended December 31, 1999 to CDN $140 in the comparable period in 2000, a decrease of CDN $25,982. This decline was due to reductions in staff and non-essential expenses.

During the quarter, the Company received USD $294,450 in operating capital.


Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.


Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.

   This release may contain forward looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

CORPORATE INFORMATION

Corporate Headquarters
    PeakSoft Multinet Corp.
    114 W. Magnolia Street, Suite 447
    Bellingham, WA  98225
    USA

    Tel: (360) 392-3912   Fax: (360) 392-3911
    http://www.peaksoft.com
    -----------------------

Investor Relations

    PeakSoft Multinet Corp.
    (360) 392-3912

Stock Listing
    PeakSoft Multinet Corp. common stock is traded on the Alberta Stock Exchange under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.

Auditor
    Gordon K. W. Gee, Chartered Accountant
    488-625 Howe Street
    Vancouver, BC V6C 2T6
    Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar
    Computershare Investor Services, Calgary Alberta

Directors                         Management
    Peter Janssen                 Tim Metz
    Chairman of the Board         President & CEO

    Colin Morse                   Simon Arnison
    Director                      Director

    Tim Metz                      Calvin Patterson
    Director                      Corporate Counsel